FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004 (Report No. 2)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X       Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The consolidated balance sheets and the consolidated statements of operations data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236;
(iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

 1. Press Release: Orckit Communications Reports 2003 Fourth Quarter and Year End Results. Dated January 22, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Orckit Communications Ltd.
                                             (Registrant)

Date: January 22, 2004                       By:/s/ Adam M. Klein
                                                ------------------------------
                                                Adam M. Klein for Izhak Tamir,
                                                pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1 Orckit Communications Reports 2003 Fourth Quarter and Year End Results. Dated January 22, 2004.

                                  EXHIBIT 10.1


     Orckit Communications Reports 2003 Fourth Quarter and Year End Results

TEL AVIV, Israel, January 22, 2004 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the fourth quarter and year-end ended December 31, 2003.

Revenues in the fourth quarter of 2003 were $173,000 compared to $3.8 million in the quarter ended December 31, 2002. The net loss for the quarter was $5.5 million, or $(1.26) per share, compared to net income of $4.6 million, or $0.92 per diluted share, for the quarter ended December 31, 2002. Results for the quarter ended December 31, 2002 included financial income of $6.9 million, primarily from the early retirement of Orckit's convertible subordinated notes and interest on a long-term loan.

Revenues for the year ended December 31, 2003 were $1.7 million compared to $53.4 million for the year ended December 31, 2002. Net loss for the year ended December 31, 2003 was $21.6 million, or $(4.62) per share, compared to net income of $4.1 million, or $0.79 per diluted share, for the year ended December 31, 2002. Results for the years ended December 31, 2003 and 2002 included financial income of $5.1 million and $ 17.6 million respectively, primarily from the early retirement of Orckit's convertible subordinated notes.

The key highlights for the quarter:

-- Orckit's majority-owned subsidiary, Corrigent Systems, continued to make progress toward commercial deployment of its packet-ADM CM 100 metro product line. The CM 100 is gaining traction among telecom carriers as this platform offers 10 Gig and 2.5 Gig ring connections with high port density for packetized and SONET/TDM services. The platform also offers a wide range of line card interfaces, including 1 Gbps, 10/100 Mbps and OC-x/DS-x.

-- Corrigent received new Requests for Information (RFIs) from U.S. and Asian carriers that require Resilient Packet Ring (RPR) metro solutions for Ethernet and SONET/SDH services. It is expected that RPR-based solutions will better handle the growth of data transmission in metro networks than traditional SONET/SDH equipment.

-- Market awareness of the prospects for RPR increased. According to a recent report on "Metro Ethernet Equipment" from Infonetics Research, a leading telecom market research firm, the worldwide RPR market is projected to grow at a CAGR of 32% to approximately $1 billion by 2007.

-- The board of directors of Orckit approved the redemption of all outstanding 5.75% Convertible Subordinated Notes at their principal amount of $16.2 million, plus accrued and unpaid interest to the redemption date. Redemption is expected to conclude on April 1, 2004.

Izhak Tamir, President of Orckit, commented: "Corrigent is preparing for the commercial launch of its packet ADM platform, and we expect the first commercial deployment of the product in 2004. In order to support carrier requirements, Corrigent is focused on new releases and additional functionalities to enable a wider range of services."

Mr. Tamir added: "Fiber-based services are expected to be the main growth drivers of packet data transmissions over metro networks. Expansion of fiber infrastructure in Asia and the US and deployment of Fiber-to-the-premise (FTTP) and Fiber-to-the-curb (FTTC) networks are intensifying the load on metro networks and are expected to support the demand for Corrigent's solutions and products."

Mr. Tamir concluded: "2004 will be a year of transition for Orckit, in which our three years of investment in Corrigent are expected to generate commercial sales. We believe that a substantial market need exists for a solution that addresses increasing demand for packet capacity in the metro network. Corrigent's CM-100 product line provides a best-of-breed solution for that need."

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to provide SONET and Ethernet services utilizing advanced packet technologies.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.



                                           ORCKIT COMMUNICATIONS LTD.
                                          CONSOLIDATED BALANCE SHEETS
                                               (US$ in thousands)
                                                                                December 31            December 31
                                                                                   2003                   2002
                                                                                    ----                  ----
                                                                                (Audited)              (Audited)

                                                  ASSETS

Current assets:

    Cash and cash equivalents                                                    $ 10,048               $ 10,165
    Short-term investments                                                         29,075                 53,684
    Trade receivables                                                                 147                    786
    Other receivables                                                               1,596                  2,443
    Inventories                                                                       100                    100
                                                                                ---------               --------
          Total current assets                                                     40,966                 67,178

Long term Investments                                                              40,418                 52,829
Long term loan to related party                                                                            7,000
Severance pay fund                                                                  2,707                  2,150
Property and equipment, net                                                         2,093                  6,070
Deferred issuance costs, net                                                          147                    623
                                                                                   ------                 ------
          Total assets                                                           $ 86,331              $ 135,850
                                                                                   ======                 ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                                $ 3,108                $ 4,827
    Accrued expenses and other payables                                             5,878                  7,158
                                                                                   ------                -------
          Total current liabilities                                                 8,986                 11,985

Long term liabilities:

    Accrued Severance pay                                                           3,435                  3,265
    Convertible subordinated notes                                                 16,238                 38,179
                                                                                  -------                ------
          Total liabilities                                                        28,659                 53,429

Shareholders' equity                                                               57,672                 82,421
                                                                                  -------                ------
          Total liabilities and shareholders' equity                             $ 86,331              $ 135,850
                                                                                   ======                 ======



                                                 ORCKIT COMMUNICATIONS LTD.
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (US$ in thousands, except per share data)

                                                         Three Months Ended                           Year Ended
                                                            December 31                               December 31
                                                      2003                       2002           2003                  2002
                                                      ----                     ----             ----                  ----
                                                 (Unaudited)                  (Unaudited)      (Audited)              (Audited)


Revenues                                    $          173       $               3,805 $      1,683          $        53,420


Cost of revenues                                        27                      (2,841)         748                   32,963
                                                    ------                      ------       ------                   ------
Gross profit                                           146                       6,646          935                   20,457

Research and development expenses, net               3,289                       5,197       15,003                   19,291

Selling, general and administrative
expenses                                             2,625                       3,784       12,656                   14,699
                                                    ------                      ------       ------                   ------
Total operating expenses                             5,914                       8,981       27,659                   33,990
                                                    ------                      ------       ------                   ------
Operating loss                                     (5,768)                     (2,335)     (26,724)                  (13,533)

Financial income, net                                  293                       6,925        5,108                   17,616
                                                    ------                      ------       ------                   ------
Net income (loss)                           $      (5,475)       $               4,590 $   ( 21,616)          $        4,083
                                                    ======                      ======       ======                   ======
Net income (loss) per share - basic         $       (1.26)       $                0.92 $     (4.62)          $          0.83
                                                    ======                      ======       ======                   ======
Net income (loss) per share - diluted       $       (1.26)       $                0.92 $     (4.62)          $          0.79
                                                    ======                      ======       ======                   ======
Weighted average number of shares
outstanding - basic                                  4,342                       4,972        4,676                    4,932
                                                    ======                      ======       ======                   ======
Weighted average number of shares
outstanding - diluted                                4,342                       4,972        4,676                    5,163
                                                    ======                      ======       ======                   ======
